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                                                                      EXHIBIT 86

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                DRILLING REPORT
                               23RD DECEMBER 2003

MOOSE-2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Drilled to 510 meters (1,673 feet), and cored 510 -
                           514m (1,673 - 1,686 ft). Oil shows in core with cut and fluorescence indicated two separate oils, and samples are being sent for laboratory analysis.

                           Ran logs and drilled ahead to 516m
                           (1,651ft).Currently running 7 inch casing to 516m (1,651 ft).

                           Correlation between the Moose 1 and Moose 2 geology and oil shows indicates that the limestone with oil shows extends from Moose 1 to Moose 2 in the Moose structure.

                           Future program is to drill, core and/or log the limestone to further define the potential of this secondary target. InterOil intends to then drill deeper to the primary targets below 1100m.

PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

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STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drilling rig has arrived in PNG and has been
                           mobilized by helicopter from the barge at the base camp to the Sterling Mustang rig site in preparation to drill, and is currently being erected

                           Expected to spud late December 2003.

PLANNED TOTAL DEPTH:       2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston, TX USA                        Cairns, Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000